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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January 2007

Commission File Number         333-103743


                                 Genterra Inc.
                (Translation of registrant's name into English)

                106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following Exhibits are included in this Report on Form 6-K:


1.      Press Release issued January 22, 2007

2.      Annual Report to Stockholders for Fiscal 2006

3.      NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

4.      Management Information Circular for Fiscal 2006

5.      Certification of Annual Filings - Mark Litwin

6.      Certification of Annual Filings - Stan Abramowitz

                                  GENTERRA INC.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    GENTERRA INC.

Date: January 29, 2007              By:/s/STAN ABRAMOWITZ
                                    Stan Abramowitz, Chief Financial Officer

Exhibit 1.      Press Release issued January 22, 2007

                                  GENTERRA INC.



                                  PRESS RELEASE


Toronto, Ontario - January 22, 2007 - Genterra Inc. (TSX Venture - "GIC.A" - Class A)

Genterra Inc. reports year-end financial results

Revenues for the year ended September 30, 2006 increased 12.5% to approximately $3.6 million from $3.2 million in 2005. The increase in revenue was attributable to rental rate increases and an increase in investment income. Net Earnings for the period were $885,113 compared to $1,074,855 in the preceding year. Results for the 2005 period included a gain on sale of shares of a former equity investee. Earnings per share for the year was $0.04 compared with $0.05 in the comparable 2005 period.

Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments and loans and mortgages receivable.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500



Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 2.      Annual Report to Stockholders for Fiscal 2006








                                    GENTERRA INC.































                               2006 ANNUAL REPORT

TO THE SHAREHOLDERS


Presented herein is your Company's Annual Report for the Fiscal Year ended September 30, 2006.


Consolidated revenues for the period under review were $3,564,344 yielding net earnings for the year of $885,113. This compares with consolidated revenues of $3,155,003 and net earnings of $1,074,855 for the corresponding 2005 period. The results for the 2005 year include a gain of $1,044,942 (approximately $860,000 net of tax) on the sale of shares of a former equity investee.


The Company's income producing real estate continued to enjoy full occupancy during the period under review. Your directors are extremely pleased with the many important accomplishments, including our strengthened balance sheet and liquidity. Management continues to analyze other real estate investments to expand our Company's income producing portfolio and to capitalize on favorable market conditions.


We thank our shareholders for their interest and continued support and invite all to attend the upcoming Annual Meeting. For shareholders of voting classes of securities who are unable to attend, a proxy has been enclosed which you should complete and return in the enclosed envelope.


On Behalf of the Board,



"Signed"

Mark I. Litwin
President and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30
(Expressed in Canadian Dollars)


ASSETS                                                              2006           2005
                                                                  -------        -------
CURRENT
  Cash and cash equivalents                                    $ 5,502,555   $ 4,373,641
  Marketable securities                                          1,051,911       743,675
  Accounts receivable (Note 3)                                     496,775       236,941
  Prepaid expenses and deposits                                    176,574       150,497
  Current portion of notes and mortgages receivable (Note 4)     1,620,707     1,861,707
  Future income taxes  (Note 9)                                          -         2,913
                                                               -----------   -----------
                                                                 8,848,522     7,369,374

NOTES AND MORTGAGES RECEIVABLE  (Note 4)                           249,000       249,000
INVESTMENTS  (Note 5)                                            1,646,639     1,646,639
RENTAL REAL ESTATE PROPERTIES  (Note 6)                         11,644,368    12,183,550
FUTURE INCOME TAXES  (Note 9)                                      169,542       159,577
                                                               -----------   -----------

                                                               $22,558,071   $21,608,140
                                                               ===========   ===========


LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                     $   522,775   $   362,332
  Income taxes payable                                             476,572         8,280
  Current portion of long-term debt (Note 7)                       475,569       452,414
  Future income taxes  (Note 9)                                     26,887             -
                                                               -----------   -----------
                                                                 1,501,803       823,026
LONG-TERM DEBT  (Note 7)                                         4,004,987     4,480,556
FUTURE INCOME TAXES  (Note 9)                                    1,146,381     1,284,771
                                                               -----------   -----------
                                                                 6,653,171     6,588,353
                                                               -----------   -----------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 8)                                          13,133,945    13,133,945
RETAINED EARNINGS                                                2,770,955     1,885,842
                                                               -----------   -----------
                                                                15,904,900    15,019,787
                                                               -----------   -----------
                                                               $22,558,071   $21,608,140
                                                               ===========   ===========

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:
      "Signed"                                "Signed"
      --------                                --------
 Mark I. Litwin, Director               Stan Abramowitz, Director

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                            2006             2005       2004
                                                          -------          -------    -------
                                                                                       (Note 1)
BALANCE, beginning of year                               $ 1,885,842   $   810,987   $(2,631,658)



  Deficit allocated to capital stock upon amalgamation             -             -     2,653,110

  Net earnings for the year                                  885,113     1,074,855       789,535
                                                         -----------   -----------   -----------

BALANCE, end of year                                     $ 2,770,955   $ 1,885,842   $   810,987
                                                         ===========   ===========   ===========





See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)


                                                                  2006           2005          2004
                                                                -------        -------       -------
                                                                                              (Note 1)
REVENUE
  Rent (Note 12)                                              $ 3,154,821    $ 3,030,955    $ 2,116,736
  Investment income (Note 12)                                     409,523        124,048        128,948
  Gain on sale of rental real estate property                           -              -         30,563
                                                              -----------    -----------    -----------
                                                                3,564,344      3,155,003      2,276,247
                                                              -----------    -----------    -----------

EXPENSES
  Administrative and general (Note 12)                            589,739        614,000        272,715
  Bad debt recovery                                              (228,472)             -              -
  Rental real estate operating expenses (Note 12)               1,095,808      1,051,786        769,673
                                                              -----------    -----------    -----------
                                                                1,457,075      1,665,786      1,042,388
                                                              -----------    -----------    -----------

EARNINGS BEFORE THE FOLLOWING                                   2,107,269      1,489,217      1,233,859
                                                              -----------    -----------    -----------
  Amortization                                                    618,607        603,899        458,989
  Interest on long-term debt                                      256,741        343,810        305,189
                                                              -----------    -----------    -----------
                                                                  875,348        947,709        764,178
                                                              -----------    -----------    -----------

EARNINGS BEFORE THE UNDERNOTED                                  1,231,921        541,508        469,681
                                                              -----------    -----------    -----------
  Equity in earnings (loss) of former investee (Note 5)                 -        (22,437)       214,691
  Loss on issuance of shares by former equity investee                  -        (21,681)       (87,646)
  Gain on sale of shares of former equity investee (Note 5)             -      1,044,942         44,320
                                                              -----------    -----------    -----------
                                                                        -      1,000,824        171,365
                                                              -----------    -----------    -----------

EARNINGS BEFORE INCOME TAXES                                    1,231,921      1,542,332        641,046

  Income taxes (recovery) (Note 9)                                346,808        467,477       (148,489)
                                                              -----------    -----------    -----------

NET EARNINGS FOR THE YEAR                                     $   885,113    $ 1,074,855    $   789,535
                                                              ===========    ===========    ===========





EARNINGS PER SHARE (Note 10)

  Basic and fully diluted                                     $      0.04    $      0.05    $      0.04
                                                              ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                   2006         2005            2004
                                                                  -------      -------         --------
                                                                                               (Note 1)
OPERATING ACTIVITIES
    Net earnings for the year                                  $   885,113    $ 1,074,855    $   789,535
    Amortization                                                   618,607        603,899        458,989
    Gain on sale of rental real estate property                          -              -        (30,563)
    Equity in (earnings) loss of former investee                         -         22,437       (214,691)

    Loss on issuance of shares by former equity investee                 -         21,681         87,646
    Gain on sale of shares of former equity investee                     -     (1,044,942)       (44,320)
    Recovery of allowance on long-term receivable                        -              -        (25,884)
    Future income taxes (Note 9)                                  (118,555)       455,849       (158,700)
                                                               -----------    -----------    -----------
                                                                 1,385,165      1,133,779        862,012

   Change in non-cash components of working capital
       Accounts receivable                                        (259,834)       352,689        476,038
       Income taxes recoverable                                          -          6,425         67,199
       Prepaid expenses and deposits                               (26,077)        13,163        (15,746)
       Accounts payable and accrued liabilities                    160,443          8,947       (275,012)
       Income taxes payable                                        468,292          8,280              -
                                                               -----------    -----------    -----------

                                                                 1,727,989      1,523,283      1,114,491
                                                               -----------    -----------    -----------
FINANCING ACTIVITIES
    Proceeds from long-term debt                                         -      3,350,000              -
    Repayment of long-term debt                                   (452,414)    (3,545,728)      (332,506)
    Amalgamation costs incurred                                          -              -       (285,008)
    Purchase of shares from dissenting shareholders for
     cancellation                                                        -              -       (663,540)
    Redemption of special shares                                         -              -         (1,500)
                                                               -----------    -----------    -----------
                                                                  (452,414)      (195,728)    (1,282,554)
                                                               -----------    -----------    -----------
INVESTING ACTIVITIES
    Cash acquired upon amalgamation (Note 1)                             -              -        727,965
    Change in marketable securities                               (308,236)       (19,833)       742,757
    Decrease (increase) in investment in notes and mortgages
     receivable                                                    241,000       (803,600)       159,183
    Expenditures on rental real estate properties                  (79,425)      (229,138)        (2,300)
    Proceeds from  sale of rental real estate property                   -              -        215,563
    Proceeds from sale of shares of former equity investee               -      2,340,548         91,749
    Purchase of shares of former equity investee                         -              -       (416,057)
                                                               -----------    -----------    -----------
                                                                  (146,661)     1,287,977      1,518,860
                                                               -----------    -----------    -----------

CHANGE IN CASH AND CASH EQUIVALENTS                              1,128,914      2,615,532      1,350,797

CASH AND CASH EQUIVALENTS, beginning of year                     4,373,641      1,758,109        407,312
                                                               -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, end of year                         $ 5,502,555    $ 4,373,641    $ 1,758,109
                                                               ===========    ===========    ===========

SUPPLEMENTARY CASH FLOW INFORMATION
    Income taxes paid                                          $    70,710    $    27,572    $    34,456
    Interest paid                                              $   258,544    $   374,283    $   307,369



See accompanying notes to consolidated financial statements.

                             AUDITORS' REPORT






To the Shareholders of
GENTERRA INC.

We have audited the consolidated balance sheets of GENTERRA INC. as at September 30, 2006 and 2005 and the consolidated statements of retained earnings, operations and cash flows for each of the years in the three year period ended September 30, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2006 in accordance with Canadian generally accepted accounting principles.





                                KRAFT BERGER, LLP
                              Chartered Accountants

Toronto, Ontario
December 14, 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


1.       AMALGAMATION

         Effective December 31, 2003, Mirtronics Inc. ("Mirtronics") completed the amalgamation with Genterra Investment Corporation ("Genterra"). This transaction was accounted for using the purchase method, with Mirtronics considered as the acquirer. Accordingly, the 2004 comparative figures include the pre-amalgamation results of Mirtronics for the three months ended December 31, 2003. The amalgamated company continues under the name Genterra Inc.


         The fair value of assets acquired is as follows:

         Cash                                                  $        727,965
         Current assets, net of cash                                  2,094,291
         Rental real estate properties                               13,073,615
         Other investments                                            1,079,745
                                                               ----------------
                                                                     16,975,616
                                                               -----------------
         Current liabilities                                           (299,340)
         Long-term debt                                              (5,461,204)
         Future income taxes                                         (1,236,691)
                                                               -----------------
                                                                     (6,997,235)
                                                               -----------------
         Net assets acquired                                   $      9,978,381
                                                               ================

         Consideration - Capital stock                         $      9,978,381
                                                               ================


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of Consolidation

                  These consolidated financial statements include the accounts of the Company and its subsidiary companies. Inter-company balances and transactions have been eliminated on consolidation.

         (b)      Cash and Cash Equivalents

                  The Company's cash equivalents consist primarily of investments in short-term deposits, with maturity of three months or less from dates of placements. The carrying amount approximates fair value because of the short maturity of those instruments.

          (c)     Marketable Securities

                  Marketable securities are carried at the lower of cost and market. At September 30, 2006, the Company had marketable securities of $1,051,911 (2005 - $743,675) with a market value of $1,062,942 (2005 - $821,463).

         (d)      Investments

                  Long term investments in which the Company has significant influence are accounted for using the equity method. Long-term investments in which the Company does not have significant influence (portfolio investments) are accounted for using the cost method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment is written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          (e)     Rental Real Estate Properties

                  Rental real estate properties are stated at the lower of cost, net of accumulated amortization, and fair value. Long Lived Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The fair value is determined using the current market values of the properties. Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property is written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

                  Amortization of the rental real estate buildings is being provided for over the estimated useful life on a declining balance basis at 5% per annum.


         (f)      Translation of Foreign Currency

                  i) Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal period. Revenue and expenses are translated at the rate of exchange in effect on the date of the transaction. The resulting gains and losses are included in the consolidated statement of operations.

                  ii) The Company's investment in its foreign operations was of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations were translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses in fiscal 2004 and up to June 30, 2005 were translated at average rates for the period. Related foreign currency translation adjustments were recorded as a separate component of shareholders' equity and included in the cumulative translation account.


         (g)      Financial Instruments

                  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

                  Cash and cash equivalents: The Company's cash equivalents consist primarily of investments in short term deposits with maturities of three months or less from dates of placements. The carrying amount approximates fair value because of the short maturity of those instruments.

                  Marketable securities: The Company's marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Marketable securities are recorded at the lower of cost and fair value with realized gains and losses recognized during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          (g)     Financial Instruments (continued)

                  Long-term investments: Long-term investments are carried at cost which approximate their fair value. Normal fluctuations of the market value are considered to be temporary. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment is written down to its fair value.

                  Long and short-term debt: The carrying amounts of the Company's borrowings under its bank lines of credit and other long-term debts approximate their fair value as they carry interest at market rates.

                  Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value based principally on short term to maturities and interest rates offered to the Company for debt with similar terms and conditions.

         (h)      Accounting Estimates

                  The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from management's best estimates as additional information becomes available in the future.

         (i)      Revenue Recognition

                  The Company adopted the straight line method of recognizing rental revenue whereby the total amount of rental revenue to be received from such leases is accounted for on a straight line basis over the term of lease. Accordingly, an accrued rent receivable or payable is recorded from the tenants for the current difference between the straight line rent recorded as rental revenue and the rent that is contractually due from the tenants.

                  Revenue from a real estate sale is recognized once all material conditions have been satisfied and collection of the rental proceeds is reasonably assured.

         (j)      Income Taxes

                  The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

                  Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (k)      Stock-based Compensation and Other Stock-based Payments

                  The Company has a single Stock Option Plan. The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company's business. The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted. Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted. The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations. As at September 30, 2006, the Company has no outstanding stock options.

         (l)      Concentration of Credit Risk

                  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, rental receivables and revenue, and investments.

                  Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

                  Marketable securities held by a reputable professional hedge fund manager can be withdrawn at any time and, therefore, credit risk is considered minimal.

                  The Company's portfolio investment primarily consists of shares in one company which constitutes a concentration of credit risk. The Company attempts to minimize this risk through constant review of this company's performance and representation on its board of directors.

                  Credit risk on rental receivables is minimized as a result of the collateral security held pursuant to legal agreements and leases.

                  The Company leases two of its properties to a single tenant accounting for approximately 43% of its rental revenue which constitutes a significant credit concentration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (m)      Recent Accounting Pronouncements - Canadian GAAP

                  Recent accounting pronouncements affecting the Company's financial reporting under Canadian GAAP are summarized below:


                  (i) Financial Instruments. In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and subsequently issued Section 3861, "Financial Instruments - Disclosure and Presentation". Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Both Sections apply to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on October 1, 2006. Transitional provisions are complex and vary based on the type of financial instruments under consideration. The effect on the Company's consolidated financial statements is not expected to be material.


                  (ii) Comprehensive Income. CICA Handbook Section 1530, "Comprehensive Income", was issued in January 2005 to introduce new standards for reporting and presenting comprehensive income. Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on October 1, 2006. Financial statements for prior periods will be required to be restated for certain comprehensive income items. The effect on the Company's consolidated financial statements is not expected to be material.


                  (iii) Equity. In January 2005, the CICA issued Handbook
                  Section 3251, "Equity", which replaces Section 3250, "Surplus". It establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income. The Company plans to adopt this Section on October 1, 2006. The effect on the Company's consolidated financial statements is not expected to be material.


                  (iv) Hedges. CICA Handbook Section 3865, "Hedges", was issued in January 2005 to clarify requirements for determining hedging relationships and applying hedge accounting. The Company plans to adopt this Section on October 1, 2006 and does not expect the adoption to have a material effect on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


3.       ACCOUNTS RECEIVABLE

                                                                                   2006              2005
                                                                              -----------       -----------
         Accounts receivable, trade                                           $   375,264       $    95,693
         Due from companies related by common management, trade                   121,511           141,248
                                                                              -----------       -----------

                                                                              $   496,775       $   236,941
                                                                              ===========       ===========



4.       NOTES AND MORTGAGES RECEIVABLE


                                                                                                2006              2005
                                                                                         ----------------   ----------
         Mortgage  receivable,  bearing  interest at 9.5% per annum, due on demand, is secured by an assignment of a second mortgage on land.  Interest has been  waived by the  mortgagor  effective  July 1, 2002.  The  mortgage
            along  with   accrued   interest  of  $228,472   included  in  accounts
            receivable was repaid subsequent to the year-end.                            $   870,707       $    861,707

         Mortgage receivable, bearing interest at 14% per annum, due August 6,
            2006, secured by an assignment of third mortgage on land.  This
            mortgage was repaid subsequent to the year-end.                                   750,000           750,000

         Note receivable from an affiliated company, bearing interest at prime plus 1% per annum, due on demand, secured by a general security agreement. Management currently has no intention of demanding
            payment within the next twelve months.                                            249,000           249,000

         Note receivable from a former equity investee corporation bearing interest at 6% per annum with semi-annual repayments secured by common
            shares of the former equity investee corporation.                                       -            250,000
                                                                                         ------------      --------------

                                                                                            1,869,707         2,110,707

            Less:  Current portion                                                          1,620,707         1,861,707
                                                                                         ------------      ------------

                                                                                         $    249,000      $    249,000
                                                                                         ============      ============

5.       INVESTMENTS

                                                                                                2006              2005
                                                                                         ------------     ------------

          Synergx Systems Inc. - at cost (market value - $1,570,901;
            2005 - $2,544,305)                                                           $  1,646,478     $ 1,646,478
         Other - at cost                                                                          161             161
                                                                                         ------------     -------------

                                                                                         $  1,646,639     $ 1,646,639
                                                                                         ============     ===========

         During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market reducing its investment therein to 17.13%. The Company no longer exercises significant influence over the operations of Synergx and accordingly, effective June 30, 2005, has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis with the balance of the related foreign currency adjustments allocated to the cost of the investment.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


6.       RENTAL REAL ESTATE PROPERTIES

                                                                               2006                              2005
                                                          ------------------------------------------------------------------
                                                                           Accumulated
                                                                  Cost     Amortization            Net             Net
                                                           -------------   -----------       ------------     ------------
        Rental real estate properties                      $ 13,296,387    $ 1,652,019       $ 11,644,368     $ 12,183,550
                                                           =============   ===========       ============     ===========




7.       LONG-TERM DEBT

                                                                                                 2006            2005
                                                                                               -----------   --------------
        First mortgage bearing interest at prime plus 1.75% per annum, monthly payments
           of $5,217 plus interest with the balance due August 2011                           $   307,790    $     370,392

         First mortgage bearing interest at 6.52% per annum, blended monthly payments of
           $19,535 with the balance due December 2007                                             280,828           489,826

         First mortgage bearing interest at 4.63% per annum, blended monthly payments of
           $25,005 with the balance due July 2010                                               3,069,366         3,224,782

         Lender's based rate plus 0.4% per annum, fixed at 7.7% until 2008, first
           mortgage, repayable in monthly instalments with balance due August 2022                822,572           847,970
                                                                                              -----------      ------------

                                                                                                4,480,556         4,932,970

            Less:  Current portion                                                                475,569           452,414
                                                                                         ----------------  ----------------
                                                                                         $      4,004,987  $      4,480,556
                                                                                         ================  ================

         The mortgages are collateralized by the specific security on the related land and buildings.



         The aggregate amount of payments on long-term debt required in the subsequent twelve month periods to meet retirement provisions are as follows:


         2007                                          $         475,569
         2008                                                    320,510
         2009                                                    272.869
         2010                                                  2,655,192
         2011                                                     94,662
         Thereafter                                              661,754
                                                       -----------------

                                                       $       4,480,556
                                                       =================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


8.       CAPITAL STOCK


          (a)  Authorized

               Unlimited Class A subordinate voting, participating shares with an annual non-cumulative priority dividend of $0.005 per share

               Unlimited Class B multiple voting, participating shares. Each share is convertible into 1 Class A share

               Unlimited voting, non-participating, redeemable special shares

               Unlimited non-voting, non-participating, $0.026 non-cumulative, redeemable Class C preferred shares, Series 1

               Unlimited Class D preferred shares, issuable in series:

               -    Unlimited     non-voting,     non-participating,     $0.0023
                    non-cumulative,  redeemable Class D preferred shares, Series
                    1

               -    Unlimited     non-voting,     non-participating,     $0.0023
                    non-cumulative,  redeemable Class D preferred shares, Series
                    2

               Unlimited   non-voting,   non-participating,   $0.14  cumulative,
               redeemable Class E preferred shares

               Unlimited non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible Class F preferred shares, Series 1. These shares are convertible into 1 Class A share and 1 Class B share or 2 Class A shares for each 98 Class F preferred shares

               Unlimited  non-voting,  non-participating,   redeemable,  $0.0084
               cumulative Series 1 preference shares




         (b)      Issued

                                                                               2006                  2005
                                                                        ----------------       -------------
         18,309,373  Class A shares                                     $      7,844,347       $   7,844,347
            484,012  Class B shares                                            1,846,910           1,846,910
          1,704,115  Class C preferred shares, Series 1                        1,304,248           1,304,248
          2,475,009  Class D preferred shares, Series 1                          247,400             247,400
            810,059  Class D preferred shares, Series 2                          217,501             217,501
            115,258  Class E preferred shares                                    487,900             487,900
            632,493  Class F preferred shares, Series 1                          632,493             632,493
          1,935,256  Series 1 preference shares                                  553,146             553,146
                                                                        ----------------       -------------
                                                                        $     13,133,945       $  13,133,945
                                                                        ================       =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


9.       INCOME TAXES

                                                                              2006             2005             2004
                                                                       ------------      ------------        ----------
                                                                                                              (Note 1)
         Current                                                       $   465,363       $   11,628          $   10,211
         Future (recovery)                                                (118,555)         455,849            (158,700)
                                                                       ------------      -----------         ------------
                                                                       $   346,808       $  467,477          $ (148,489)
                                                                       ============      ===========         ===========

         The difference between the effective tax rate for continuing operations and the combined basic federal and provincial tax rate is explained as follows:

                                                                          2006             2005             2004
                                                                       --------          --------         ---------
                                                                                                          (Note 1)
                                                                           %                %                 %
         Income taxes computed at statutory combined basic income tax     36.1             36.1             36.6
            rates
         Non-deductible items                                              3.8              5.7             13.6
         Non-taxable portion of capital gains                             (0.2)           (12.5)            (2.9)
         Revaluation of benefits of future taxes                         (11.5)             -              (62.4)
         Other                                                                              1.0             (8.1)
                                                                       ---------         --------        ---------

         Effective income tax provision                                   28.2             30.3            (23.2)
                                                                       =========         ========        =========



         A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles is noted as follows:

                                                                                               2006              2005
                                                                                        ----------------  -----------
         Future tax assets:
           Capital and non-capital loss carry-forwards                                  $     52,341       $   45,137
           Cumulative eligible capital                                                        85,400           78,000
           Cumulative minimum taxes                                                           67,947          109,482
           Other                                                                              11,801           20,089
            Valuation allowance                                                              (47,947)         (90,218)
                                                                                        -------------      -----------
                                                                                             169,542          162,490
           Less:  Current portion                                                               -               2,913
                                                                                        -------------      -----------
                                                                                        $    169,542       $  159,577
                                                                                        =============      ===========

         Future tax liabilities:

           Rental real estate properties                                                $  1,132,381       $1,284,771
           Other                                                                              40,887                -
                                                                                        -------------      -----------
                                                                                           1,173,268        1,284,771
           Less:  Current portion                                                             26,887                -
                                                                                        -------------      -----------
                                                                                        $  1,146,381       $1,284,771
                                                                                        =============      ===========



         The Company has non-capital loss carry-forwards of approximately $40,000 expiring between 2007 and 2016. The Company also has capital loss carry-forwards of approximately $227,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


10.      EARNINGS PER SHARE CALCULATION

         Earnings per share have been calculated based on the following:

                                                                         2006           2005           2004
                                                                   ------------    ------------    ------------
                                                                                                     (Note 1)
          Numerator:
             Net earnings for the year                             $    885,113    $  1,074,855    $    789,535
             Dividends to preferred shareholders                        (70,342)        (70,342)        (52,852)
                                                                   ------------    ------------    ------------
             Numerator for basic earnings per share (available
               to common shareholders)                             $    814,771    $  1,004,513    $    736,683
                                                                   ============    ============    ============


         Denominator:
             Weighted average number of participating shares and
               denominator for basic earnings per share              18,793,385      18,793,385      17,320,029
                                                                   ============    ============    ============


          Earnings per share
             Basic and fully diluted                               $       0.04    $       0.05    $       0.04


         The effect on earnings per share of the conversion of preferred shares is anti-dilutive and therefore not disclosed.

         Cumulative dividends in arrears on preferred shares are noted below:

               Class E                           $   44,396       (2005 - $28,260; 2004 - $12,124)

               Class F                           $ 104,414        (2005 - $66,464; 2004 - $28,514)

               Series 1 preference               $   44,726       (2005 - $28,470; 2004 - $12,214)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


11.      MAJOR LEASES

         In 2006, the Company had two major leases that accounted for 29.7% and 13.3% (2005 - 30.6% and 13.6%; 2004 - 32.8% and 14.6%) respectively of total rent.



12.      RELATED PARTY TRANSACTIONS

         The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.

         The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

         Significant related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:



              The Company received rents of $1,874,865 (2005 - $ 1,842,192; 2004
              (Note 1) - $1,288,083) from companies in which directors and officers of the Company are also directors and/or officers of these companies.

              The Company received interest of $ 24,434 (2005 - $13,079; 2004 (Note 1) - $9,234) from a company in which the President of the Company is also a director, officer and majority shareholder.

              Administration and management fees of $172,333 (2005 - $141,000; 2004 (Note 1) - $111,750) were paid to companies in which directors and officers of the Company are also directors and/or officers of these companies.

              Property management fees of $110,000 (2005 - $110,000; 2004 (Note
              1) - $82,500) were paid to a company in which directors and officers of the Company are also directors and/or officers.

              Consulting fees of $36,000 (2005 - $36,000; 2004 (Note 1) -
              $27,000) were paid to the President of the Company for services rendered.

              A management bonus of $Nil (2005 - $75,000; 2004 (Note 1) - $Nil) was paid to a director and officer of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


13.      SEGMENTED INFORMATION

         The Company is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada, investments in loans and mortgages, and an investment in the United States.

         Segmented information for the fiscal years ended September 30, 2006, 2005 and 2004, respectively, is as follows:

         (In thousands of dollars)                       Canada         United States     Eliminations      Consolidated
                                                         ------         -------------     ------------      ------------
         2006
         Revenue                                    $          3,564 $       -          $       -        $          3,564
                                                    ================ =================  ================ ================
         Net earnings                               $            885 $          -       $       -        $            885
                                                    ================ ================== ================ ================
         Total assets                               $         20,912 $           1,646  $       -        $         22,558
                                                    ================ =================  ================ ================


         2005

         Revenue                                    $          3,155 $       -          $       -        $          3,155
                                                    ================ =================  ================ ================
         Net earnings (loss)                        $          1,097 $             (22) $       -        $          1,075
                                                    ================ ================== ================ ================
         Total assets                               $         19,962 $           1,646  $       -        $         21,608
                                                    ================ =================  ================ ================


         2004 (Note 1)

         Revenue                                   $          2,276  $        -         $       -         $          2,276
                                                   ================  ================== ================  ================
         Net earnings                              $            575  $              215 $       -         $            790
                                                   ================  ================== ================  ================
         Total assets                              $         17,770  $            2,667 $       -         $         20,437
                                                   ================  ================== ================  ================

                                  GENTERRA INC.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      FOR THE YEAR ENDED SEPTEMBER 30, 2006


The following management's discussion and analysis ("MD&A") provides a review of the financial condition and results of operations of Genterra Inc. ("the Company") for the year ended September 30, 2006. This MD&A should be read in conjunction with the Company's September 30, 2006 audited consolidated financial statements included elsewhere herein.

In this document and in the Company's audited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). All
amounts, unless specifically identified as otherwise, both in the audited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.


During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market. As the Company no longer exercises significant influence over the operations of Synergx, effective June 30, 2005 Genterra ceased recording in its financial statements its share of earnings of Synergx and now accounts for this investment on the cost basis.


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations.

The Company's working capital amounted to $7,346,719 at September 30, 2006, compared to $6,543,435 at September 30, 2005. The ratio of current assets to current liabilities was 5.89:1 at September 30, 2006 and 8.95:1 at September 30, 2005. The increase in working capital is primarily due to the cash generated from operations during the period. The working capital ratio was impacted by the provision for income taxes during the period. In the 2005 comparable period, the Company's tax liability was offset by capital and non-capital losses carried forward.

During the year ended September 30, 2006, the Company's cash position increased by $1,128,914 to $5,502,555. The change was due to the net result of the following increases and utilizations:

-- Operating Activities increased cash by $1,727,989. This was as a result of $1,385,165 in cash generated from operations and $342,824 of cash realized from changes in non-cash components of working capital.

-- Financing Activities utilized $452,414 in cash to make scheduled repayments on mortgage obligations.

-- Investing Activities decreased cash by $146,661. During the period, the Company realized $241,000 in cash as a result of the repayment of outstanding notes and mortgages receivable. The Company utilized $79,425 in cash for additions to rental real estate properties and $308,236 to increase its holdings of marketable securities.


The Company anticipates that it will require approximately $2,800,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. In addition, the Company received repayments of $750,000 and $870,707 on its notes and mortgages receivable in November and December of 2006, respectively. The Company also has scheduled long-term debt repayments of approximately $476,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.



RESULTS OF OPERATIONS


The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters

                                             2006                                     2005
                            --------------------------------------    -------------------------------------
                            Fourth    Third     Second   First        Fourth    Third     Second    First
                            Quarter   Quarter   Quarter  Quarter      Quarter   Quarter   Quarter   Quarter
                            --------------------------------------    -------------------------------------
Revenue                         $993      $859     $878      $834         $758      $774      $811      $812

Net earnings                     489       113      145       138          768        96       120        91

Earnings per share
  Basic and Diluted           $0.022    $0.005  $ 0.007   $ 0.006      $ 0.040   $ 0.004   $ 0.005   $ 0.004



Periods ended September 30, 2006 and 2005



The following table sets forth items derived from the consolidated statements of operations for the three month periods ended September 30, 2006 and 2005 and for the years ended September 30, 2006 and 2005.


                                                  Three Months Ended             Year Ended
                                                    September30                  September 30
                                            ---------------------------------------------------------
                                                 2006         2005            2006           2005
                                            ---------------------------------------------------------
Revenue                                     $   993,700    $   758,392    $ 3,564,344    $ 3,155,003
Administrative expenses                        (177,102)      (251,147)      (589,739)      (614,000)
Bad debt recovery                               228,472              -        228,472              -
Rental real estate expenses                    (223,574)      (250,780)    (1,095,808)    (1,051,786)
Other expenses                                 (218,976)      (229,590)      (875,348)      (947,709)
Loss on equity items                                  -         (6,499)             -        (44,118)
Gain on sale of shares of equity investee             -      1,001,993              -      1,044,942
                                            -----------    -----------    -----------    -----------

Earnings before income taxes                    602,520      1,022,369      1,231,921      1,542,332
Income taxes                                   (114,041)      (254,557)      (346,808)      (467,477)
                                            -----------    -----------    -----------    -----------
Net earnings
                                            $   488,479    $   767,812    $   885,113    $ 1,074,855
                                            ===========    ===========    ===========    ===========


Revenue. Rental revenue for the fourth quarter ended September 30, 2006 was $813,681, an increase of $69,094 as compared to $744,587 for the comparable 2005 period. Rental revenue for the year ended September 30, 2006 was $3,154,821, an increase of $123,866 as compared to $3,030,955 for the comparable 2005 period. The increase in rental revenue compared to the 2005 period was attributable to rental rate increases. Investment income for the three months ended September 30, 2006 was $180,019 as compared to $13,805 for the comparable 2005 period. Investment income for the year ended September 30, 2006 was $409,523 as compared to $124,048 for the comparable 2005 period. The increase in investment income is due to the increase in the cash and marketable securities and the results achieved from the investment portfolio.

Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended September 30, 2006 were $177,102 as compared to $251,147 for the comparable 2005 period. Administrative expenses for the year ended September 30, 2006 decreased to $589,739 from $614,000 in the comparable 2005 period. Administrative expenses for the 2006 period include a foreign exchange adjustment of approximately $85,000 on the Company's US cash balances as a result of the strengthening Canadian Dollar. The 2005 period expense includes approximately $50,000 of expenses incurred to effect the December 2003 amalgamation, a $75,000 management compensation bonus and a foreign exchange adjustment of approximately $47,000. The decrease during the period is primarily due to the increased cost of complying with regulatory requirements, the cost of directors and officers liability insurance and the increase in the foreign exchange adjustment. These increases were offset by the management compensation and amalgamation expenses incurred in 2005.

Bad Debt Recovery. The Company is the holder of a second mortgage on a parcel of vacant land. Due to the inability of the mortgagee to service the mortgage, the Company recorded a reserve against the collectability of the accrued interest on the mortgage. Subsequent to the year end, the Company agreed to release the mortgagee from any further obligation in exchange for full payment of the principal amount of this mortgage along with the accrued interest which had previously been reserved. Accordingly, the Company has reversed its reserve of $228,472 against the collectability of the interest on the mortgage.

Rental Real Estate Operating Expenses. Rental real estate operating expenses for the three months ended September 30, 2006 were $223,574 as compared to $250,780 for the comparable 2005 period. Rental real estate operating expenses for the year ended September 30, 2006 were $1,095,808 as compared to $1,051,786 for the comparable 2005 period. The increase in rental real estate operating expenses was primarily due to the cost of roof repairs and the replacement of a boiler at the Company's rental properties.

Other Expenses. The Company incurred interest expense of $62,140 and $65,194 for the fourth quarter of fiscal 2006 and 2005 respectively. Interest expense for the year ended September 30, 2006 was $256,741 and $343,810 for the comparable 2005 period. Amortization for the three months ended September 30, 2006 and 2005 were $156,836 and $164,396, respectively. Amortization for the year ended September 30, 2006 was $618,607 and $603,899 for the comparable 2005 period. The decrease in interest cost during the 2006 fiscal period was due to the full year benefit of a substantial decrease in interest rate on a new mortgage finalized in June 2005.

Equity Items. The Company no longer exercises significant influence over the operations of Synergx. Accordingly, effective June 30, 2005, Genterra has ceased recording in its financial statements its share of earnings of Synergx and now accounts for this investment on the cost basis. During the year ended September 30, 2005 the Company recorded an equity loss of $22,437 and an equity loss on issuance of shares by Synergx of $21,681. During the fourth quarter ended September 30, 2005 the Company sold 684,750 common shares of Synergx realizing a profit of $1,001,993 on the sale. The total gain on the sale of Synergx shares for the year ended September 30, 2005 was $1,044,942 (approximately $860,000 net of taxes).

Income Tax Provision. During the three and twelve month periods ended September 30, 2006 the Company recorded income taxes of $114,041 and $346,808, respectively. Due to the utilization of non-capital and capital losses carried forward, during the comparable 2005 periods the Company recorded a future income tax expense of $242,929 and $455,849, respectively. The effective tax rates were 18.9% and 24.9% for the three month periods ended September 30, 2006 and 2005, respectively. The effective tax rates were 28.2% and 30.3% for the year ended September 30, 2006 and 2005. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences primarily due to capital gains treatment for tax purposes, non-taxable equity items and, in 2006, the revaluation of the benefits of certain future tax deductions and credits.

Net Earnings. The Company reported net earnings of $488,479 for the three months ended September 30, 2006 compared with net earnings of $767,812 for the comparable 2005 period. Net earnings for the year ended September 30, 2006 was $885,113 as compared to net earnings of $1,074,855 for the comparable 2005 period. The 2005 results were impacted by approximately $860,000 (net of taxes) from a gain on the sale of shares of Synergx and an equity loss on the Synergx of $44,118. The increase in net earnings, excluding the equity items in 2005, results primarily from the increased performance of the Company's investment portfolio, increased rental revenue, the bad debt recovery and the interest savings on the new mortgage financing.

Inflation. Inflation has not had a material impact on the results of the Company's operations during the periods under review and it is not anticipated to materially impact the Company's operations during the current fiscal year.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the year ended September 30, 2006 are summarized as follows:

o The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $926,345 pertaining to this lease for the period from October 1, 2005 to September 30, 2006. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

o The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $413,400 pertaining to this lease for the period from October 1, 2005 to September 30, 2006. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.



o The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue, inclusive of expense recoveries, of $304,763 pertaining to this lease for the period from October 1, 2005 to September 30, 2006. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive. Fred A. Litwin owns or controls approximately 50.3% of Distinctive and 21.6% of the Company.



o The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $230,357 pertaining to this lease for the period from October 1, 2005 to September 30, 2006. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. During the year ended September 30, 2006 the Company received $24,434 of interest on this loan. As of the date hereof, Fitcity owes an aggregate amount of $342,372 of secured debt under this facility. The Company and Fitcity have agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. In addition, Fitcity has provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.



o    Management Contracts

     During the year ended September 30, 2006, Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $172,333. The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services. Forum also assists in the decision making process relating to the Company's various investment interests. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the year ended September, 2006, First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $110,000. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

     During the year ended September 30, 2006 consulting services were provided to the Company by Mark I. Litwin for fees of $36,000. Mark I. Litwin is president of the Company.

SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at January 19, 2007:


                                                                                       Authorized             Issued
Class A shares
     - subordinate voting, participating, $0.005 non-cumulative priority dividend       Unlimited           18,309,373

Class B shares
      - multiple voting (8 votes each), participating                                   Unlimited              484,012
       (each share is convertible into 1 Class A share)

Special shares
     - voting, non-participating, redeemable                                            Unlimited                    -

Class C preferred shares, Series 1
     - non-voting, non-participating, $0.026 non-cumulative, redeemable                 Unlimited            1,704,115

Class D preferred shares, issuable in series:

     Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited            2,475,009

     Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable       Unlimited              810,059

Class E preferred shares
     - non-voting, non-participating, $0.14 cumulative, redeemable                      Unlimited              115,258

Class F preferred shares, Series 1
     - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible      Unlimited              632,493
       (each 98 Class F preferred shares are convertible into either 1 Class A share and 1 Class B or 2 Class A shares)

Preference shares, Series 1
     - non-voting, non-participating, redeemable, $0.0084 cumulative                    Unlimited            1,935,256



RISKS AND UNCERTAINTIES

THE COMPANY'S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES

The following items could be considered as risk factors related thereto:

A. REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.

B. LARGE SINGLE PURPOSE TENANTS AND CREDIT CONCENTRATION

     The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

     These two properties, which are both leased to Cambridge, together account for 27% and 43% of the Company's assets and rental revenue, respectively, as at September 30, 2006, and therefore constitute a significant credit concentration. In the event that the Company was to lose this tenant or the tenant was unable to pay its rent as it becomes due and the Company is not successful in replacing it with a similar tenant, this could have a significant negative financial impact on the Company. In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly this credit concentration could be considered a risk factor.

C. THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, the Company's tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.

D. LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could adversely affect the Company's ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 69% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.

E. THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.

F. GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in and anticipated profits and cash flows from one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.

G. ENVIRONMENTAL LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. The Company's tenants include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company's properties could be considered a risk. The failure by the Company to effect any necessary remedial work may adversely affect the Company's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the Company. Accordingly, the Company has introduced an environmental maintenance program to oversee the Company's compliance with Ministry of the Environment guidelines.



INTEREST RATE RISK

The primary objective of our investment activities is to preserve capital while, at the same time, maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline. We currently maintain an investment portfolio consisting primarily of short-term deposits, Canadian bond obligations and equity investments. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets. Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian  Institute of Chartered  Accountants  ("CICA") has amended Handbook
Section 3855 "Recognition and Measurement of Financial Instruments" and subsequently issued Section 3861 "Financial Instruments - Disclosure and Presentations". Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company will adopt these recommendations commencing October 1, 2006.

The CICA has issued Handbook Section 1530 "Comprehensive Income" to introduce new standards for reporting and presenting comprehensive income. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and will be adopted by the Company commencing October 1, 2006.

The CICA has introduced Handbook Section 3251 "Equity" which replaces Section 3250 "Surplus" which establishes the standards for the presentation of equity and changes in equity during the reporting period. This Section applies to annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company will adopt these recommendations commencing October 1, 2006.

The CICA has issued Handbook Section 3865 "Hedges" to clarify requirements for determining hedging relationships and applying hedge accounting. The Company will adopt these recommendations commencing October 1, 2006.

It is not anticipated that the adoption of these accounting policies will have a material effect on the Company's consolidated financial statements.


DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as at September 30, 2006 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of September 30, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.


INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company's internal control over financial reporting during the year ended September 30, 2006 that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting.

OUTLOOK

On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form the Company. The amalgamation has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. In addition, the Company benefits from a single administrative, overhead and accounting facility. The combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The Company's larger income base, consisting of net real estate revenue, interest income and potential gains on marketable securities, together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze potential real estate investments in order to deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will consider deploying resources into other investment areas in order to increase the Company's cash flow from operations.



ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.



GENERAL

Except where otherwise indicated, information contained herein is given as of January 19, 2007.

DIRECTORS

Mark I. Litwin
Stan Abramowitz
Alan Kornblum
Sol D. Nayman
Mark E. Dawber


OFFICERS

Mark I. Litwin - President
Stan Abramowitz - Secretary


AUDITORS

KRAFT BERGER LLP, Chartered Accountants
Toronto, Canada


REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Toronto, Canada


BANKERS

ROYAL BANK OF CANADA
Toronto, Canada


HEAD OFFICE

106 Avenue Road
Toronto, Canada
M5R 2H3


LISTED SECURITIES

TSX VENTURE EXCHANGE
Symbol:  GIC.A - Class A

                                  GENTERRA INC.
                                 106 Avenue Road
                                Toronto, Ontario
                                     M5R 2H

Exhibit 3.      NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                                  GENTERRA INC.

                   106 Avenue Road, Toronto, Ontario, M5R 2H3

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of GENTERRA INC. (the "Corporation") will be held at The Toronto Board of Trade, 830 Dixon Road, Toronto, Ontario, Canada on Wednesday, February 21, 2007 at the hour of 9:00 a.m., Toronto City Time, for the following purposes:

1. To receive the Corporation's 2006 Annual Report containing the consolidated financial statements for the year ended September 30, 2006 and the report of the auditors thereon;

2.       To elect Directors;

3.       To appoint Auditors;

4.       To authorize the Directors to fix the remuneration of the auditors;

5. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.


DATED at Toronto, this     19th day of January, 2007.

BY ORDER OF THE BOARD OF DIRECTORS



"Signed"

MARK I. LITWIN
PRESIDENT


NOTES:

(1) ONLY HOLDERS OF CLASS A SUBORDINATE VOTING and CLASS B MULTIPLE VOTING shares of the Corporation of record at the close of business on January 15, 2007 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his or her Shares of the Corporation after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his or her name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his or her shares at the meeting.

(2) Shareholders of voting classes of shares who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

Exhibit 4.      Management Information Circular for Fiscal 2006
                                  GENTERRA INC.

                   106 Avenue Road, Toronto, Ontario, M5R 2H3

                         MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the Management of Genterra Inc. (the "Corporation") for use at the Corporation's Annual Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Corporation, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Corporation. The cost of such solicitation will be borne by the Corporation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

    (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

    (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular, the form of proxy, the 2006 annual report (which includes management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

    (a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare Investor Services Inc. ("Computershare") at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department; or

    (b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING OF PROXIES

The instrument of a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Corporation's Registrar and Transfer Agent, Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

The shares represented by proxy will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If a shareholder does not specify how their shares are to be voted with respect to the election of directors and/or the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors, such shares will be voted, on any ballot that may be called for, in respect of such matters as set out herein.

If any amendments or variations to matters identified in the Notice are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. Management knows of no such amendments or variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's Class A Subordinate Voting Shares ("Class A shares") and Class B Multiple Voting Shares ("Class B shares") are the only classes of shares entitled to vote at the Meeting. As at December 4, 2006, 18,309,373 Class A shares are outstanding, each having the right to one vote per share; and 484,012 Class B shares are outstanding, each having the right to eight votes per share, at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on January 15, 2007. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Corporation will have lists of the shareholders prepared not later than 10 days after such Record Date. Each holder of the respective shares named in the listings will be entitled to vote the shares shown opposite his name on the list at the Meeting except to the extent that (a) the shareholder has transferred any of his shares after the Record Date; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

Principal Shareholders
To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting other than Fred A. Litwin who indirectly controls 3,015,067 Class A shares (16.47%) and 219,886 Class B shares (45.43%), Sutton Management Limited ("Sutton") which controls 6,149,946 Class A shares (33.59%) and 6,459 Class B shares (1.33%) and Mervin Hollander who controls 100,000 Class B shares (20.66%). The shares controlled by Fred Litwin and by Sutton are comprised of the following:


(a)      1,485,529 Class A shares (8.11%) and 105,186 Class B shares (21.73%)
         beneficially owned by Forum Financial Corporation ("Forum"), which corporation is directly controlled by Fred A. Litwin.

(b) 637,187 Class A shares (3.48%) and 77 Class B shares (0.02%) beneficially owned by First Corporate Equity Ltd. ("FICO"), which corporation is directly controlled by Fred A. Litwin.

(c)      179,764 Class A Shares (0.98%) and 89,882 Class B Shares (18.57%)
         beneficially owned by Consolidated Mercantile Incorporated ("CMI"); Fred A. Litwin, beneficially owns or exercises control and direction over approximately 54.51% of the issued and outstanding shares of CMI.

(d) 24,842 Class A Shares (0.14%) and 24,608 Class B Shares (5.08%) beneficially owned by Ianjoy Investments Corp. ("Ianjoy"), which corporation is indirectly controlled by Fred A. Litwin.

(e) 245 Class A Shares (0.001%) and 133 Class B Shares (0.03%) beneficially owned by First Ontario Investment Inc. ("First Ontario"), which corporation is indirectly controlled by Fred A. Litwin.

(f) 687,500 Class A shares (3.75%) beneficially owned by Mar-Risa Holdings Inc. ("Mar-Risa"), which corporation is indirectly controlled by Fred
         A. Litwin.

(g)      6,149,946 Class A shares (33.59%) and 6,459 Class B shares (1.33%)
         beneficially owned by Sutton, which corporation is beneficially owned by the children of Fred A. Litwin, being Mark I. Litwin, President and a Director of the Corporation and his sister, Risa Litwin-Shearer.

ELECTION OF DIRECTORS

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

The statement as to the shares of the Corporation beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                                                                                              Number of
                                                                                                                Shares
Name                                Principal Occupation                        Director Since            Beneficially Held (1)
----                                --------------------                        --------------            ---------------------
Mark I. Litwin, President           President, Sutton Management Limited        February 21, 1990 (5)           2 Class A (2)
Ontario, Canada

Stan Abramowitz, Secretary          Executive, Forum Financial Corporation      March 16, 1999 (5)              2 Class A
Ontario, Canada

Alan Kornblum (3)(4)                President, Distinctive Designs              June 4, 1991 (5)                2 Class A
Ontario, Canada                     Furniture Inc.

Sol D. Nayman (3)(4)(6)             President,                                  February 23, 2006               Nil
Ontario, Canada                     S.D. Nayman Management Inc.

Mark E. Dawber (3)(4)(7)            Chartered Accountant & Consultant           October 23, 2006                Nil
Ontario, Canada


(1) The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) 6,149,946 Class A shares and 6,459 Class B shares are beneficially owned by Sutton,, which corporation is beneficially owned by Mark I. Litwin, President and a Director of the Corporation and his sister, Risa Litwin-Shearer.

(3)      Member of Audit Committee.

(4)      Corporate Governance Committee.

(5) On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form Genterra Inc. This refers to the date that the person became a Director of Mirtronics Inc.

(6) During the ten-year period prior to the date hereof, Sol D. Nayman was a director of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

(7) Mark E. Dawber is a Chartered Accountant and Consultant. Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton ("MSHH") from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP. Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.

The Corporation does not have an executive committee of its Board of Directors.

APPOINTMENT OF AUDITORS

Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of Kraft Berger LLP, Chartered Accountants ("Kraft Berger"), as auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. Kraft Berger have been the auditors of the Corporation since 1990.

STATEMENT OF EXECUTIVE COMPENSATION

The information contained below is provided as required under Form 51-102F6 contained in National Instrument 51-102 (the "Instrument") for venture issuers, as such term is defined in the Instrument.

Summary Compensation Table
The following table provides a summary of compensation earned during each of the Corporation's last three fiscal years by the Corporation's Chief Executive Officer and Chief Financial Officer. There are no other executive officers of the Corporation whose total salary and bonus exceeded $150,000.00 during any such year.

                                                          Annual Compensation                      Long Term Compensation

                                                                           Other Annual           Number of Common Shares
               Name and Principal Position      Year    Salary    Bonus    Compensation                Under Options
               Mark I. Litwin                   2006    $5,000     Nil       $36,000                        Nil
               President                        2005    $5,000     Nil     $60,000 (1)                      Nil
                                                2004    $5,000     Nil     $51,000 (1)                      Nil

               Stan Abramowitz                  2006      Nil      Nil         Nil                          Nil
               Chief Financial Officer          2005      Nil    $75,000       Nil                          Nil
                                                2004      Nil      Nil         Nil                          Nil
          ---- ------------------------------- -------- -------- -------- --------------- ------- -------------------------

(1) $24,000 relates to an annual management fee paid by the Corporation to Sutton for management and administrative services provided to the Corporation.

Options Granted During Fiscal Year Ended September 30, 2006
The board of directors of the Corporation is authorized to grant options to directors, officers and key employees of the Corporation and its subsidiaries pursuant to the Corporation's Stock Option Plan. During the fiscal year ended September 30, 2006, the board of directors did not grant any stock options under the Plan.

Options Exercised During Fiscal Year Ended September 30, 2006 No stock options have ever been granted under the Plan.

Employment Contract
There are no employment contracts between the Corporation and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Corporation, from a change of control of the Corporation or a change in the Named Executive Officers' responsibilities following a change-in-control together with the amount involved.

Compensation of Directors
Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to an annual retainer fee of $5,000. The Chairman of the Audit Committee is paid an additional annual retainer fee of $5,000.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except as disclosed in INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS, no present or proposed director or officer and none of their respective associates or affiliates is or has been indebted to the Corporation or its subsidiaries at any time since September 30, 2006.

MANAGEMENT CONTRACT

During the 2006 fiscal period, administrative services were provided by Forum, 106 Avenue Road, Toronto, Ontario to Genterra for fees of $172,333. The services provided include office facilities and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Corporation's various investment interests. When requested, additional services are also provided on a fee-for-service basis. Forum is wholly-owned by Fred A. Litwin, the indirect significant shareholder of the Corporation. Stan Abramowitz is an officer and director of Forum and the Corporation.

During the 2006 fiscal period, First Ontario provided property management services for fees of $110,000. First Ontario is controlled by Fred A. Litwin, the President and a director of Forum. Mark I. Litwin is an officer and a director of First Ontario and the Corporation. Stan Abramowitz, a director and officer of the Corporation, is an officer of First Ontario.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The Corporation leases its premises situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease is for a term commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director and senior officer of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

The Corporation leases its premises situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first five years and at a negotiated rate thereafter. Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director and senior officer of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

The Corporation leases premises situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. A subsidiary of the Corporation is also party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. As of the date hereof, Fitcity owes an aggregate amount of $345,372 of secured debt under this facility. The Corporation and Fitcity have agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. In addition, Fitcity has provided the Corporation with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Mark I. Litwin, a director and officer of the Corporation, is the majority shareholder of Fitcity.

The Corporation leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Corporation and Distinctive.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.

The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation's practices do not comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development, and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices in Form 58-101F2 for Venture Issuers, which disclosure is set out below.

Board of Directors

Structure and Compensation

The Board is currently composed of five (5) directors, being Mark I. Litwin, Stan Abramowitz, Alan Kornblum, Sol D. Nayman and Mark E. Dawber.

Form 58-101F2 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under Multilateral Instrument 52-110 ("MI 52-110"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Corporation. "Material relationship" is defined as a relationship which could, in the view of the Corporation's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment. Of the proposed nominees, two (2), being Mark
I. Litwin, President of the Corporation, and Stan Abramowitz, Secretary and Chief Financial Officer of the Corporation, are "inside" or management directors, and accordingly are not considered "independent" within the meaning of MI 52-110. In assessing Form 58-101F2 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

The quantity and quality of the Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements, which currently only include an annual retainer fee of $5,000 for "outside" directors, an annual retainer fee of $5,000 to the Chairman of the Audit Committee and incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Corporation.

The following directors of the Corporation are directors of other reporting issuers as follows:

-        Mark I. Litwin:   Synergx Systems Inc.
-        Stan Abramowitz:  Consolidated Mercantile Incorporated
-        Sol D. Nayman:    Polyair Inter Pack Inc.,  DoveCorp  Enterprises Inc.,
                           Consolidated  Mercantile Incorporated
-        Mark E. Dawber:   Consolidated Mercantile Incorporated

Mandate of the Board
The mandate of the Board, as prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the board oversees the management of the Corporation's affairs directly and through its audit committee and corporate governance committee. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Corporation's overall business strategies, reviewing and approving the forecast, reviewing and approving significant capital investments, reviewing major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives, reviewing succession planning, assessing management's performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to shareholders, ensuring the effective operation of the Board and safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for stewardship of the Corporation, the Board is responsible for the integrity of the Corporation's internal control and management systems and for the Corporation's policies respecting corporate disclosure and communication.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The positions of President and CEO are combined. The Board believes the Corporation is well serviced and the independence of the Board from management is not compromised by the combined role. The Board does not, and does not consider it necessary to have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition in which only two of five are or will be members of management, is sufficient to ensure that the Board can function independently of management.

Nomination and Assessment
The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO. The Board monitors, but does not formally assess, the performance of individual Board members or committee members.

The Board does not at present have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Corporation's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis. All directors are free to make suggestions on improvement of the board's practice at any time and are encouraged to do so. The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed director's credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director's nomination.

The Corporate Governance Committee will be responsible for reviewing with the board, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the board as a whole. This assessment will include member's contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the board.

New directors are provided with an information package about the Corporation and are briefed on strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing corporation policies.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have over 75 years of collective experience in managing and maintaining operations of publicly traded companies. Board members are encouraged to take courses that will continue to update their knowledge of any changes in regulatory and reporting requirements, as well as communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Corporation's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the Corporation's Board.

Meetings of the Board
The Board meets at least quarterly to review, among other things, the performance of the Corporation. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Corporation's overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. The Board met four times during the year ended September 30, 2006.

Ethical Business Conduct

Business Conduct
The Board has adopted and implemented policies regarding a Code of Business Conduct and Ethics, which the Corporation distributed to all of its directors, officers, employees, agents and representatives, including consultants. The objectives of this Code are summarized as follows:


Code of Business Conduct and Ethics:
This Code states that all directors, officer, employees, agents and representatives, including consultants, of the Corporation must:

- obey applicable laws and regulations governing the Corporation's business conduct;

-    avoid all conflicts of interest between work and personal affairs;

-    refrain from insider trading;

- respect the rights of and deal fairly with the Corporation's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice;

- avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;

-    strive to create a safe workplace and to protect the environment;

- promote honest and accurate recording and reporting of information in order to make responsible business decisions;

-    maintain the confidentiality of confidential information;

- protect and preserve the Corporation's assets and ensure their efficient use;

- avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and

-        cooperate in internal investigations of misconduct.

Expectations of Management
The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Committee Responsibilities and Activities

The Corporation currently has two committees, being the Audit Committee and the Corporate Governance Committee. A summary of the responsibilities and activities and the membership of each of these Committees is set out below.

The Audit Committee

The Audit Committee's Charter

Mandate
The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents, monitoring the performance and fees and expenses of the Corporation's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically with the Corporation's external auditors to discuss and review specific issues as appropriate.

In accordance with MI 52-110, the Corporation's Audit Committee established procedures for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Corporation has implemented a "Whistleblower" Policy to satisfy the obligations under MI 52-110, as recommended by the Audit Committee. This Policy is available to all directors, officers, employees, consultants and contractors of the Corporation.


Composition
The Committee must be comprised of three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Audit Committee is currently comprised of Alan Kornblum, Sol D. Nayman and Mark E. Dawber. The Audit Committee will be comprised of "independent" directors as indicated under Multilateral Instrument 52-110.

All members of the Corporation's Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. For the purposes of the Corporation's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Audit Committee are required to be appointed by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings
The Audit Committee meets quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer (or individual acting in that capacity, if there is no such position) and the external auditors in separate sessions.

Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)      Review and update this Charter annually.

(b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

(g) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

Financial Reporting Processes
(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.
(b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)      Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other
The Committee also reviews any related-party transactions.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate estimated fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

---------------------------- -------------------------- -------------------------- -------------------------- ----------------------
   Financial Year Ending            Audit Fees             Audit Related Fees              Tax Fees                All Other Fees
---------------------------- -------------------------- -------------------------- -------------------------- ----------------------
    September 30, 2006                $43,430                      Nil                      $9,185                       Nil
---------------------------- -------------------------- -------------------------- -------------------------- ----------------------
    September 30, 2005                $32,950                      Nil                      $2,450                       Nil
---------------------------- -------------------------- -------------------------- -------------------------- ----------------------

Corporate Governance Committee

The Board of Directors established a Corporate Governance Committee in 2004 to monitor and implement the Corporation's corporate governance practices. This committee currently consists of Alan Kornblum, Sol D. Nayman and Mark E. Dawber. Upon the implementation of NI 58-101 and NP 58-201, the Corporate Governance Committee reviewed the Corporation's corporate governance practices to determine how best to ensure continued compliance with the new guidelines.

Compensation Committee

Management and the Board are of the opinion that the Corporation currently has no requirement for a Compensation Committee. However, if the size of the Board of Directors is increased and if the Corporation deems it necessary, a Compensation Committee will be appointed which will be comprised of unrelated directors. A Compensation Committee would be responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Securityholders may request copies of the Corporation's Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to ivy@forumfinancialcorp.com.

Financial information is provided in the Corporation's Comparative Financial Statements and Management's Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters which are not known to the management should properly come before the meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

CERTIFICATE

The contents and distribution of this Management Information Circular have been approved by the Corporation's Board of Directors.






"Signed"

                                                                Toronto, Ontario
MARK I. LITWIN, PRESIDENT                                       January 19, 2007

Exhibit 5.      Certification of Annual Filings - Mark Litwin
                                  FORM 52-109F1

                         Certification Of Annual Filings
                                  GENTERRA INC.

I, Mark I. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the period ending September 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.


DATED:  January 19, 2007.


"Signed"

Mark I. Litwin
Chief Executive Officer


Genterra Inc.

Exhibit 6.      Certification of Annual Filings - Stan Abramowitz
                                                   FORM 52-109F1

                                          Certification Of Annual Filings
                                                   GENTERRA INC.

I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the period ending September 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.


DATED:  January 19, 2007.


"Signed"

Stan Abramowitz
Chief Financial Officer

Genterra Inc.